CUSIP No. 648904200                                           Page 1 of 17 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D-A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)[FN1]

                    NEW WORLD COFFEE - MANHATTAN BAGEL, INC.,
                      f/k/a NEW WORLD COFFEE & BAGELS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    648904200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

William J. Nimmo                    Joshua A. Leuchtenburg, Esq.
Halpern Denny III, L.P.             Reboul, MacMurray, Hewitt,
500 Boylston Street                 Maynard & Kristol
Suite 1880                          45 Rockefeller Plaza
Boston, Massachusetts 02116         New York, New York  10111
Tel.  (617) 536-6602                Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
--------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 648904200                                           Page 2 of 17 Pages


                                 March 29, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

1)   Name of Reporting Person                         Halpern Denny
     I.R.S. Identification                            III, L.P.
     No. of Above Person
     (If an Entity)                                   04-3501525
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                (a) [x]
     if a Member of a Group                                   (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                  OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware
--------------------------------------------------------------------------------
Number of                      7)  Sole Voting
Shares Beneficially                Power                      -0-
Owned by Each
Reporting Person
With
                               -------------------------------------------------
                               8)  Shared Voting      10,605,140 shares of
                                   Power                 Common Stock
                               -------------------------------------------------
                               9)  Sole Disposi-              -0-
                                   tive Power
                               -------------------------------------------------
                               10) Shared Dis-        10,605,140 shares of
                                   positive Power        Common Stock
                               -------------------------------------------------

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CUSIP No. 648904200                                           Page 3 of 17 Pages


11)  Aggregate Amount Beneficially                    10,605,140 shares of
     Owned by Each Reporting Person                      Common Stock

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                   38.95%[FN2]
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                           PN

-------------
         2 Includes shares of Common Stock issuable to Halpern Denny III, L.P. upon exercise of its warrants, but does not include any other shares issuable upon exercise of warrants issued in the transaction described herein.


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CUSIP No. 648904200                                           Page 4 of 17 Pages



1)   Name of Reporting Person                         Halpern Denny &
     I.R.S. Identification                            Company V, L.L.C.
     No. of Above Person
     (If an Entity)                                   04-3501523
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                (a) [x]
     if a Member of a Group                                   (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                  OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                  Delaware
--------------------------------------------------------------------------------
Number of                      7)  Sole Voting
Shares Beneficially                Power                      -0-
Owned by Each
Reporting Person
With
                               -------------------------------------------------
                               8)  Shared Voting      10,605,140 shares of
                                   Power                 Common Stock
                               -------------------------------------------------
                               9)  Sole Disposi-
                                   tive Power                 -0-
                               -------------------------------------------------
                               10) Shared Dis-        10,605,140 shares of
                                   positive Power        Common Stock
                               -------------------------------------------------
11)  Aggregate Amount Beneficially                    10,605,140 shares of
     Owned by Each Reporting Person                      Common Stock

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------



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CUSIP No. 648904200                                           Page 5 of 17 Pages


13)  Percent of Class
     Represented by                                   38.95%[FN3]
     Amount in Row (11)
----------------------------------------------------------------------------
14)  Type of Reporting
     Person                                           OO

------------
         3 Includes shares of Common Stock issuable to Halpern Denny III, L.P. upon exercise of its warrants, but does not include any other shares issuable upon exercise of warrants issued in the transaction described herein.



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CUSIP No. 648904200                                           Page 6 of 17 Pages


                                 Schedule 13D-A
                                 --------------

Item 1.  Security and Issuer.
         -------------------

          This Amendment No. 1 (the "Amendment") amends Schedule 13D, which was originally filed on February 1, 2001 and relates to the Common Stock, $.001 par value (the "Common Stock"), of New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the "New World"). The principal executive offices of the Issuer are located at 246 Industrial Way West, Eatontown, New Jersey 07724.

Item 2.  Identity and Background.
         -----------------------

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment on behalf of Halpern Denny III, L.P., a Delaware limited partnership ("HD III"), and Halpern Denny & Company V, L.L.C., a Delaware limited liability company (the "General Partner"). The General Partner is the sole general partner of HD III. HD III and the General Partner are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between HD III and the General Partner to file as a group (the "Group Agreement") is attached hereto as Exhibit 99.1.

          (b)-(c) HD III is a Delaware limited partnership whose principal business is that of a private investment partnership. The sole general partner of HD III is Halpern Denny & Company V, L.L.C., a Delaware limited liability company, whose principal business is that of acting as the general partner of HD
III. The following individuals, who are citizens of the United States, are the managing members of the General Partner:

          (i) John D. Halpern

          (ii) George P. Denny, III

          (iii) William J. LaPoint

          (iv) David P. Malm



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CUSIP No. 648904200                                           Page 7 of 17 Pages


          (v) William J. Nimmo

          The principal business and principal office address of each entity and person named in this paragraph is 500 Boylston Street, Suite 1880, Boston, Massachusetts 02116.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) HD III is a Delaware limited partnership. The General Partner is a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          HD III has the right to purchase 10,605,140 shares of Common Stock at a price of $.01 per share upon exercise of its Warrants (as defined in Item 4). The aggregate purchase price of the Common Stock, if the Warrants are exercised in full, is $106,051.40. As described more fully in that Schedule 13D filed on February 1, 2001, HD III acquired its First Warrant (as defined in Item 4), pursuant to a Series F Preferred Stock and Warrant Purchase Agreement (the "First Purchase Agreement") between New World and HD III which is incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on February 1, 2001, as amended by Amendment No. 1 to the First Purchase Agreement dated March 29, 2001, attached hereto as Exhibit 99.2. The aggregate consideration paid by HD III for both its Initial Series F Preferred Stock (as defined in Item 4) and its First Warrant was $20,000,000, which was funded from contributions from HD III's partners. On March 29, 2001, HD III acquired its Second Warrant (as defined in
Item 4) pursuant to a Second Series F Preferred



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CUSIP No. 648904200                                           Page 8 of 17 Pages


Stock and Warrant Purchase Agreement (the "Second Purchase Agreement" and together with the First Purchase Agreement, the "Purchase Agreements") between New World and HD III, which is attached hereto as Exhibit 99.3. The aggregate consideration paid by HD III for both its Subsequent Series F Preferred Stock (as defined in Item 4) and its Second Warrant was $5,000,000, which was funded from contributions from HD III's partners.

Item 4.  Purpose of Transaction.
         ----------------------

          As described more fully in the Schedule 13D filed on February 1, 2001, on January 18, 2001, New World and HD III entered into the First Purchase Agreement. The closing, under the First Purchase Agreement, pursuant to which HD III purchased its Initial Series F Preferred Stock and its First Warrant, occurred on January 22, 2001. Under the terms of the First Purchase Agreement, HD III purchased (i) 20,000,000 shares of Series F Preferred Stock (the "Initial Series F Preferred Stock") and (ii) a warrant to purchase up to 8,484,112 shares of Common Stock (the "First Warrant"). The form of the First Warrant is incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed on February 1, 2001. On March 29, 2001, New World and HD III entered into the Second Purchase Agreement. The closing, under the Second Purchase Agreement, pursuant to which HD III purchased its Subsequent Series F Preferred Stock and its Second Warrant, occurred on March 29, 2001. Under the terms of the Second Purchase Agreement, HD III purchased (i) 5,000 shares of Series F Preferred Stock (the "Subsequent Series F Preferred Stock," and together with the Initial Series F Preferred Stock, the "Series F Preferred Stock") and (ii) a warrant to purchase up to 2,121,028 shares of Common Stock (the "Second Warrant," and together with the First Warrant, the "Warrants"). The form of the Second Warrant is attached hereto as Exhibit 99.4. Pursuant to paragraph (f) of the Warrants, the number of shares that HD III may receive upon exercise of its Warrants is subject to upward adjustment depending on certain future events affecting the capitalization of New World. The shares of Common Stock issuable upon exercise of the Warrants are entitled to registration rights under the terms of an Amended and Restated Registration Rights Agreement dated January 18, 2001 among New World, HD III, Brookwood New World Investors, LLC ("Brookwood") and BET Associates, L.P.("BET"), incorporated herein by reference to



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CUSIP No. 648904200                                           Page 9 of 17 Pages


Exhibit  99.4 to the  Schedule  13D filed on  February  1,  2001,  as amended by

Amendment No. 1 to the Amended and Restated Registration Rights Agreement dated March 29, 2001 among New World, HD III, Brookwood and BET, which is attached hereto as Exhibit 99.5.

          Contemporaneously with the execution of the First Purchase Agreement, New World entered into an Exchange Agreement (the "Exchange Agreement") with Brookwood and BET. Pursuant to the Exchange Agreement, contemporaneously with the closing of the First Purchase Agreement, all of the shares of Series D Preferred Stock held by Brookwood and BET were exchanged for shares of Series F Preferred Stock, and warrants held by Brookwood and BET were exchanged for new warrants with substantially the same terms and conditions as the Warrant held by HD III.

          According to the Amended Certificate of Designation, Preferences and Rights of the Series F Preferred Stock (the "Amended Certificate of Designation"), attached hereto as Exhibit 99.6, holders of Series F Preferred Stock are entitled to receive, when, as and if declared by New World's board of directors, and to the extent funds are legally available, cumulative dividends payable quarterly, commencing on March 31, 2001 at the rate of 16% per annum (the "Dividend Percentage Rate") of the liquidation preference. The dividends are payable in kind as additional shares of Series F Preferred Stock. The liquidation preference for each share of Series F Preferred Stock is equal to $1,000 plus all accrued and unpaid dividends. The Dividend Percentage Rate will increase by an additional 2% per semi-annum on each January 18 and July 18, commencing on January 18, 2002, on each outstanding share of Series F Preferred Stock until such share of Series F Preferred Stock has been redeemed by New World as required by the Amended Certificate of Designation. No dividends or other distributions of any kind may be declared or paid on, nor will New World redeem, purchase or acquire any shares of the Common Stock, any of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock or Series D Preferred Stock or any other junior class or series of stock other than stock dividends and distributions of the right to purchase common stock and repurchase any such rights in accordance with New World's Rights Agreement dated June 7, 1999 (the "Rights Plan"), unless all dividends on the Series F Preferred Stock accrued for all past dividend periods have been paid.



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CUSIP No. 648904200                                          Page 10 of 17 Pages



          The Amended Certificate of Designation provides that the Series F Preferred Stock is redeemable at the election of New World, in whole or in part, at any time ("Optional Redemption Date") on not less than 5 nor more than 60 days' prior notice, for an amount equal to 100% of the Purchase Price (as defined below), plus all accrued or declared but unpaid dividends, if any, to the date of redemption (the "Redemption Price"). The "Purchase Price" of each share of the Series F Preferred Stock shall be $1,000 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

          All outstanding shares of Series F Preferred Stock must be redeemed (subject to the legal availability of funds therefor) in whole on the earlier of January 18, 2004 or the closing date of New World's acquisition of 70% or more of the outstanding stock, or all or substantially all of the assets, of Einstein/Noah Bagel Corporation ("Einstein", or the acquisition by Einstein of all or substantially all of the assets or stock of New World (the "Mandatory Redemption Date"), at the Redemption Price.

          In the event that New World fails to pay the Redemption Price in cash on the Mandatory Redemption Date, the Redemption Price will be paid on such date by the issuance of a senior subordinated note (the "Note"), in the form attached hereto as Exhibit 99.7.

          Under the terms of the Purchase Agreements, if within one year of the closing, New World (i) fails to redeem the Series F Preferred Stock in accordance with the terms set forth in the Amended Certificate of Designation,
(ii) redeems the Series F Preferred Stock by the issuance of the Note, but has not paid the Note in full or (iii) a business combination with Einstein has not occurred and the Series F Preferred Stock has not been redeemed in full in accordance with the Amended Certificate of Designation, New World will be required to issue to HD III a warrant representing an additional 1.875% of the fully diluted Common Stock (taking into account all options, warrants and other convertible securities of New World, but not including any outstanding warrants or options with a strike price greater than $3.00 per share and not including the New Warrants) outstanding on such first anniversary date and on each June 30 and December 31 thereafter. The percentage will be reduced pro rata to the extent that the Series F Preferred Stock



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CUSIP No. 648904200                                          Page 11 of 17 Pages


issued to HD III has been redeemed or the Note has been repaid. HD III is entitled to receive additional warrants in certain circumstances.

          New World has amended its bylaws to provide that the authorization of at least 75% of the board of directors is required to authorize the filing of a petition under the United States bankruptcy code and increased the number of directors to nine.

          Under a Stockholders Agreement among New World, HD III, Brookwood and BET, dated as of January 18, 2001 (the "Stockholders Agreement"), incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed on February 1, 2001, as amended by Amendment No. 1 to the Stockholders Agreement among New World, HD III, Brookwood and BET, dated as of March 29, 2001, attached hereto as
Exhibit 99.8, New World must take all necessary actions to cause the election of two directors designated by HD III; provided, however, that if the shares of Series F Preferred Stock held by HD III are redeemed for cash in accordance with the Amended Certificate of Designation or the Note to be issued in accordance with the Amended Certificate of Designation is paid in full, HD III will only have the right to designate one director. In addition, after such events have occurred, if HD III owns less than 2% of the voting stock of New World, it will no longer have the right to designate any directors. The Note also requires New World to take all necessary actions to cause the election of one director designated by HD III.

          Under the Stockholders Agreement, as amended, New World has granted to HD III, Brookwood and BET the right to purchase such stockholder's proportionate percentage in future offerings of securities of New World other than (i) issuances of certain options or warrants to employees, directors or consultants,
(ii) issuances in connection with any merger or acquisition, (iii) issuances in an underwritten public offering or (iv) issuances to a bank or other institutional investor in connection with a debt financing. Also pursuant to the Stockholders Agreement, as amended, New World granted HD III, Brookwood and BET a co-sale right in certain situations.

          Furthermore, according to the Amended Certificate of Designation, so long as any shares of Series F Preferred Stock remain outstanding, New World may not, without the vote or written consent by the holders of at least 67% of the then outstanding



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CUSIP No. 648904200                                          Page 12 of 17 Pages


shares of the Series F Preferred Stock, voting together as a single class:

          (i) amend or repeal any provision of New World's Certificate of Incorporation or By-Laws in a manner which materially and adversely affects the rights and preferences of the holders of Series F Preferred Stock;

          (ii) authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with the Series F Preferred Stock;

          (iii) pay or declare any dividend on any other type or class of securities, other than a dividend payable in Common Stock or rights under the Rights Plan;

          (iv) repurchase or redeem any shares of capital stock of New World other than the redemption of the Series F Preferred Stock;

          (v) authorize (i) a sale of any material asset of a value in excess of $1,000,000 of New World or any subsidiary or subsidiaries of New World,
     (ii) a sale of any substantial portion of the assets of New World or any subsidiary or subsidiaries (other than sales of stores owned by New World or its subsidiaries) or (iii) a recapitalization or reorganization of New World or any subsidiary or subsidiaries of the New World (other than stock splits, combinations and/or dividends);

          (vi) take any action that results in New World or any subsidiary or subsidiaries of New World incurring or assuming more than $1,000,000 of funded indebtedness (other than borrowings of up to $17,119,848 by New World for funded debt, either on an individual or a cumulative basis except
     (A) that New World may obtain substitute financings for its existing line of credit on similar terms from a substitute lender up to the outstanding loan balance on the existing line of credit on the date of such substitution, and (B) as contemplated by the Purchase Agreements and the Exchange Agreement;



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CUSIP No. 648904200                                          Page 13 of 17 Pages


          (vii) effect any change of control event, except as contemplated by the Purchase Agreements and the Exchange Agreement;

          (viii) effect (i) an acquisition of another corporation or other entity, or a unit or business group of another corporation or entity, by merger or otherwise, except as contemplated by the Purchase Agreements and the Exchange Agreement or (ii) the purchase of all or substantially all of the capital stock, other equity interests or assets of any other entity or person, except as contemplated in the Purchase Agreements and the Exchange Agreement;

          (ix) increase the number of directors of the board of directors of New World except as contemplated in the Purchase Agreements and the Exchange Agreement;

          (x) effect or allow fundamental change in the nature of New World's business;

          (xi) otherwise materially affect the rights, privileges and preferences of the holders of New World's Series F Preferred Stock; or

          (xii) effect any change of the executive officers of New World.

          Under the Amended Certificate of Designation, the holders of Series F Preferred Stock, except as otherwise required under the laws of Delaware or as set forth in the Amended Certificate of Designation, are not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of New World.

          Under the Amended Certificate of Designation and the Note, the majority of the then outstanding Series F Preferred Stock, voting or consenting, as the case may be, as one class, will be entitled to elect up to four directors (the "Series F Directors"), provided that two of the Series F Directors shall be designated by HD III.

          If (i) dividends on the Series F Preferred Stock are in arrears and unpaid for any quarterly period, which failure to pay



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CUSIP No. 648904200                                          Page 14 of 17 Pages


continues for a period of thirty (30) days; or (ii) New World fails to discharge any redemption obligation with respect to the Series F Preferred Stock and such failure continues more than 90 days following a mandatory redemption date, then
(A) the number of members comprising New World's board of directors will automatically increase by such number so that such additional directors (but including the board seats elected by the holders of Series F Preferred Stock) constitutes not less than 50% of the board of directors of New World and (B) the holders of the majority of the then outstanding Series F Preferred Stock, voting or consenting, as the case may be, as one class, will be entitled to elect directors to the board of directors to fill the vacancies created by such increase, provided that such directors are designated equally by (A) HD on the one hand, and (B) Brookwood and BET on the other hand. Such voting rights will continue until such time as, in the case of a dividend default, all dividends in arrears on the Series F Preferred Stock are paid in full and, in the case of the failure to redeem, until payment of the Redemption Price in cash or until the
Note is delivered, at which time the term of the directors elected as described in this paragraph will terminate.

          New World may not modify, change, affect or amend the Certificate of Incorporation or the Amended Certificate of Designation to increase the authorized Series F Preferred Stock, without the affirmative vote or consent of holders of at least a 67% of the shares of Series F Preferred Stock then outstanding, voting or consenting, as the case may be, as one class.

          HD III was paid a total transaction fee of $700,000 upon consummation of the transactions.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of the date hereof, HD III and the General Partner beneficially own an aggregate 10,605,140 shares (including 10,605,140 shares of Common Stock which HD III has the right to acquire upon exercise of its Warrants) of Common Stock of New World, which constitutes approximately 38.95% of the 27,227,831 (see footnote on pages 3 and 5 above) shares of Common Stock outstanding as of March 29, 2001 after giving effect to the issuance of the shares which HD III has the right to acquire upon exercise of the Warrant.



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CUSIP No. 648904200                                          Page 15 of 17 Pages


               (b) Each of the managing members of the General Partner may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by HD III. Each of the managing members of HD III disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of HD III.

               (c) Other than as described in Items 3 and 4 above, neither HD III nor the General Partner have engaged in any transactions in the Common Stock within the past 60 days.

               (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by HD III or the General Partner.

               (e) Not applicable.

     Item 6.   Contracts, Arrangements, Understandings
               or Relationships with Respect to
               Securities of the Issuer.
               ---------------------------------------

               Except as set forth in Item 4 of this Schedule 13D-A, neither HD III nor the General Partner have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of New World, including but not lmited to transfer or voting of any of the securities of New World, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of New World.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               Exhibit 99.1 - Group Agreement

               Exhibit 99.2 - Amendment No. 1 to Original Purchase
                              Agreement



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CUSIP No. 648904200                                          Page 16 of 17 Pages


               Exhibit 99.3 - Second Purchase Agreement

               Exhibit 99.4 - Second Warrant

               Exhibit 99.5 - Amendment No. 1 to Registration
                              Rights Agreement

               Exhibit 99.6 - Amended Certificate of Designations

               Exhibit 99.7 - Note

               Exhibit 99.8 - Amendment No. 1 to Stockholders
                              Agreement





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CUSIP No. 648904200                                          Page 17 of 17 Pages




                                    Signature
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 6, 2001


                                          HALPERN DENNY III L.P.
                                          By: Halpern Denny & Company V,
                                          L.L.C, General Partner

                                          By /s/ William J. Nimmo
                                            -----------------------------
                                                   Managing Member


                                          HALPERN DENNY & COMPANY V,
                                                      L.L.C.


                                          By /s/ William J. Nimmo
                                            -----------------------------
                                                   Managing Member



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